EXHIBIT A

TO THE CUSTODY AGREEMENT BETWEEN VELA FUNDS

AND FIFTH THIRD BANK

August 6, 2020, as amended as of February 24, 2022

NAME OF FUND	DATE
VELA Small Cap Fund	August 6, 2020
VELA Large Cap Plus Fund	August 6, 2020
VELA International Fund	August 6, 2020
VELA Income Opportunities Fund	February 24, 2022

VELA FUNDS

By: ___________

Its: President

FIFTH THIRD BANK, NATIONAL ASSOCIATION

By:

Its:

Dated: February 24, 2022